UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C. 20549





                                              SCHEDULE 13D
                                Under the Securities Exchange Act of 1934
                                            (Amendment No. 2)

                                       CROWLEY, MILNER AND COMPANY
                                            (Name of Issuer)

                                              Common Stock
                                     (Title of Class of Securities)

                                               228093-10-0
                                             (CUSIP Number)

                                             Joseph C. Keys
                                          701 North Oxford Road
                                      Grosse Pointe Woods, MI 48236
                                              313-962-2668
                              (Name, Address and Telephone Number of Person
                            Authorized to Receive Notices and Communications)


                                            December 28, 1998
                         (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No.228093-10-0

1.         Name of Reporting Person:   Joseph C. Keys
           S.S. or I.R.S. Identification No. of Above Individual (optional):
           N/A

2.         Check the Appropriate Box if a Member of a Group:
                       (a)    [ ]
                       (b)    [ ]

3.         SEC Use Only

4.         Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                       [ ]

6.         Citizenship or Place of Organization:   United States

                                  7.  Sole Voting Power
           Number of Shares            942 shares
           Beneficially           8.  Shared Voting Power
           Owned by Each               -0-
           Reporting Person       9.  Sole Dispositive Power
             With                      942 shares
                                 10.  Shared Dispositive Power
                                       -0-

11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                       942 shares

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares
                       [ ]

13.        Percent of Class Represented by Amount in Row (11)
                       0.0%

14.        Type of Reporting Person:  IN

CUSIP NO. 228093-10-0

           This is Amendment No. 2 to the Schedule 13D filed by Joseph C.. Keys, and relates to the common stock (the "Common Stock") of Crowley, Milner and Company (the "Issuer"). As described below, Mr. Keys is no longer the beneficial owner of more than 5% of the outstanding shares of Crowley, Milner and Company (the "Issuer"). The following items in the
Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 5.  Interest in Securities of the Issuer

      (a) As of December 29, 1998, Mr. Keys owns of record and beneficially 942 shares of Common Stock. Based on the Issuer's representation regarding the number of Common Stock issued and outstanding as of October 31, 1998, Mr. Keys is the beneficial owner of less than 0.1% of the Issuer's outstanding shares of Common Stock.

      (b) Mr. Keys has sole voting and dispositive power with respect to all shares beneficially owned by him.

      (c) The only transaction in the Common Stock by Mr. Keys during the past 60 days was the following sale of Common Stock made in a privately-negotiated transaction:

Date of Sale        Amount Sold          Sale Price
------------        -----------          ----------
December 28, 1998   99,600 shs.          $1.08*

-----------
*Based on the closing market price of common stock of Value City Department Stores, Inc. ("VCD") on the New York Stock Exchange on December 28, 1998, which was $12-7/8 per share. Mr. Keys exchanged his shares of the Issuer on the basis of one (1) share of VCD common stock for each twelve (12) shares of the Issuer's Common Stock.

      (d)  Not applicable.

      (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None. On December 15, 1998, Paul R. Rentenbach surrendered to Mr. Keys the option previously granted pursuant to a certain Option Agreement dated December 29, 1997.

                                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/S/ JOSEPH C. KEYS
-------------------------------
Joseph C. Keys


Dated: January 14, 1999